RESVERLOGIX

www.resverlogix.com

07020369

Via Courier

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

January 15, 2007

Securities and Exchange Commission
Division of Corporate Finance – International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

RE: RESVERLOGIX CORP. FILE #35003

Dear Sir or Madame:

In connection with the Commission's granting to Resverlogix Corp. (the "Company") the exemption provided by Rule 12g3-2(b) under the Securities Exchange Act, enclosed please find materials filed by the Company in Canada for the period between January 2, 2007 through January 14, 2007.

Should you have any questions or comments, please do not hesitate to contact the writer.

Respectfully yours,

RESVERLOGIX CORP.

for: [signature]
Kelly McNeill
Chief Financial Officer

Enclosures

dw 1/17

www.resverlogix.com

35003

RESVERLOGIX

For Immediate Release TSX Exchange Symbol: **RVX**

This press release is not for dissemination in the United States or through U.S. newswire services.

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix Announces Convertible Debt Financing

Calgary, AB January 2, 2007 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), announced that today it has entered into a definitive agreement for the sale and issuance of US $15 million in aggregate principal amount of Resverlogix's subordinated convertible promissory notes which are convertible initially into an aggregate of approximately 1.4 million shares of Resverlogix's common stock, and accompanying warrants to purchase approximately 361,000 shares of Resverlogix's common stock. The closing of the offering of the notes and warrants is expected to occur on or about January 5, 2007, subject to satisfaction or waiver of customary closing conditions. Oppenheimer & Co. Inc. acted as placement agent and Caris & co acted as co-agent for the offering. Under the terms of the offering, the notes will have an 8% interest rate, with the interest being payable solely by addition of such interest to the principal of the notes on a quarterly basis. The notes will be convertible into shares of common stock of Resverlogix at a conversion price of US $10.40 per share, subject to certain adjustments. The warrants will have an exercise price of US $13.00 per share, subject to certain adjustments.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available, which Resverlogix obtained in August 2006. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Resverlogix Corp.

Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the risk of Cardiovascular Disease (CVD). Through successful research efforts, the Company has expanded its CVD platform to three programs, each addressing different targets for specific commercial markets. NexVas™ Plaque Reduction (NexVas PR), is the Company's primary program that targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. NexVas™ Vascular Inflammation (NexVas VI) is the Company's second CVD program, a discovery stage technology focused on molecular targets of vascular inflammation. ReVas™ the Company's third CVD program is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis. The Company has partnered ReVas™ with Medtronic Inc., a world leading medical technology company. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis, with a TGF- Beta inhibitor. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Kenneth Lebioda
Senior Vice President
Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

Theresa Kennedy
Vice President
Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Website: www.resverlogix.com

35003

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. **Date of Material Change**

January 2, 2007

3. **News Release**

January 2, 2007 via CCN Matthews.

4. **Summary of Material Change**

Resverlogix Corp. ("Resverlogix") announced that today it has entered into a definitive agreement for the sale and issuance of US $15 million in aggregate principal amount of Resverlogix's subordinated convertible promissory notes which are convertible initially into an aggregate of approximately 1.4 million shares of Resverlogix's common stock, and accompanying warrants to purchase approximately 361,000 shares of Resverlogix's common stock.

5. **Full Description of Material Change**

Resverlogix Corp. ("Resverlogix") announced that today it has entered into a definitive agreement for the sale and issuance of US $15 million in aggregate principal amount of Resverlogix's subordinated convertible promissory notes which are convertible initially into an aggregate of approximately 1.4 million shares of Resverlogix's common stock, and accompanying warrants to purchase approximately 361,000 shares of Resverlogix's common stock. The closing of the offering of the notes and warrants is expected to occur on or about January 5, 2007, subject to satisfaction or waiver of customary closing conditions. Oppenheimer & Co. Inc. acted as placement agent and Caris & co acted as co-agent for the offering. Under the terms of the offering, the notes will have an 8% interest rate, with the interest being payable solely by addition of such interest to the principal of the notes on a quarterly basis. The notes will be convertible into shares of common stock of Resverlogix at a conversion price of US $10.40 per share, subject to certain adjustments. The warrants will have an exercise price of US $13.00 per share, subject to certain adjustments.

These securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available, which Resverlogix obtained in August 2006.

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

7. **Omitted Information**

N/A

35003

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

January 2, 2007

RESVERLOGIX

www.resverlogix.com

35003

For Immediate Release TSX Exchange Symbol: **RVX**

This press release is not for dissemination in the United States or through U.S. newswire services.

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix Announces Closing of US $17M Financing

Calgary, AB January 5, 2007 – Resverlogix Corp. ("Resverlogix") (TSX: RVX) is pleased to announce that on January 4, 2007 it sold and issued to certain institutional investors, in the aggregate, approximately US $17 million of senior secured convertible promissory notes due January 4, 2010 (the "Notes") and accompanying warrants to purchase, in the aggregate, approximately 408,647 common shares of Resverlogix (the "Warrants"). The Notes initially have an 8% interest rate payable semi-annually in arrears and are convertible into approximately 1.63 million common shares of Resverlogix at a conversion price of CAD $12.07 per share, subject to certain adjustments. The Notes are convertible any time at the option of the note holders or, subject to certain conditions set forth in the Notes, by Resverlogix. The Warrants have an exercise price of CAD $15.09 per share, subject to certain adjustments. Oppenheimer & Co. Inc. acted as placement agent and Caris & co acted as co-agent for the offering.

The Notes, Warrants and the common shares underlying the Notes and Warrants will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended or unless an exemption from registration is available. Also, unless permitted under Canadian securities legislation, the holders of the Notes, Warrants and common shares underlying the Notes and Warrants will not be able to trade the Notes, Warrants or common shares underlying the Notes and Warrants until May 5, 2007. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

About Resverlogix Corp.
Resverlogix Corp. is a leading biotechnology company in the development of novel therapies for important global medical markets with significant unmet medical needs. The Company's primary focus is to conduct leading research, development and commercialization of novel therapeutics that address the risk of Cardiovascular Disease (CVD). Through successful research efforts, the Company has expanded its CVD platform to three programs, each addressing different targets for specific commercial markets. NexVas™ Plaque Reduction (NexVas PR), is the Company's primary program that targets ApoA-I enhancement via novel small molecules for plaque stabilization and regression. NexVas™ Vascular Inflammation (NexVas VI) is the Company's second CVD program, a discovery stage technology focused on molecular targets of vascular inflammation. ReVas™ the Company's third CVD program is dedicated to the research and development of therapeutic compounds to be used with medical devices and biomaterials for the local non-systemic treatment of CVD, in particular restenosis. The Company has partnered ReVas™ with Medtronic Inc., a world leading medical technology company. The Company's secondary focus is TGF-Beta Shield™, a program that aims to address the unmet medical needs of burgeoning grievous diseases, such as cancer and fibrosis, with a TGF- Beta inhibitor. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the Toronto Stock Exchange (TSX:RVX). For further information, please visit our web site at www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual

results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Kenneth Lebioda
Senior Vice President
Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

Theresa Kennedy
Vice President
Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: Theresa@resverlogix.com

Website: www.resverlogix.com

35003

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. **Date of Material Change**

January 4, 2007

3. **News Release**

January 5, 2007 via CCN Matthews.

4. **Summary of Material Change**

Resverlogix Corp. ("Resverlogix") announced that on January 4, 2007 it sold and issued to certain institutional investors, in the aggregate, approximately US $17 million of senior secured convertible promissory notes due January 4, 2010 (the "Notes") and accompanying warrants to purchase, in the aggregate, approximately 408,647 common shares of Resverlogix (the "Warrants").

5. **Full Description of Material Change**

Resverlogix Corp. ("Resverlogix") announced that on January 4, 2007 it sold and issued to certain institutional investors, in the aggregate, approximately US $17 million of senior secured convertible promissory notes due January 4, 2010 (the "Notes") and accompanying warrants to purchase, in the aggregate, approximately 408,647 common shares of Resverlogix (the "Warrants"). The Notes initially have an 8% interest rate payable semi-annually in arrears and are convertible into approximately 1.63 million common shares of Resverlogix at a conversion price of CAD $12.07 per share, subject to certain adjustments. The Notes are convertible any time at the option of the note holders or, subject to certain conditions set forth in the Notes, by Resverlogix. The Warrants have an exercise price of CAD $15.09 per share, subject to certain adjustments. Oppenheimer & Co. Inc. acted as placement agent and Caris & co acted as co-agent for the offering.

The Notes, Warrants and the common shares underlying the Notes and Warrants will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended or unless an exemption from registration is available. Also, unless permitted under Canadian securities legislation, the holders of the Notes, Warrants and common shares underlying the Notes and Warrants will not be able to trade the Notes, Warrants or common shares underlying the Notes and Warrants until May 5, 2007.

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

7. **Omitted Information**

N/A

35003

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

January 5, 2007